EXHIBIT 99.1

NXT Energy Solutions to Present at the Planet MicroCap Showcase: TORONTO on Wednesday, October 22, 2025

CALGARY, AB / ACCESS Newswire / October 10, 2025 / NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX:SFD)(OTCQB:NSFDF), a Calgary-based technology company whose SFD® survey system helps energy companies increase exploration success while reducing costs and environmental impact, today announced that it will be presenting at the Planet MicroCap Showcase: TORONTO 2025 in partnership with MicroCapClub ("Planet MicroCap") on Wednesday, October 22, 2025 at 9:30 AM (EDT). Bruce G. Wilcox, Chief Executive Officer of NXT Energy Solutions Inc., will be hosting the presentation and answering questions at the conclusion.

"Having reported $14.12 million of revenue up to June 30, 2025, the best revenue in 9 years, we are excited to participate in Planet MicroCap to share NXT's compelling investment story," commented Bruce G. Wilcox, CEO of NXT.

The Planet MicroCap Showcase: TORONTO 2025 in partnership with MicroCapClub website is available here: HOME PAGE

Live NXT Presentation at Planet MicroCap

Date: Wednesday, October 22, 2025

Time: 9:30 AM (EDT)

To register for the Webcast: REGISTER

If you cannot make the live presentation, all company presentations will be available directly on the conference event platform via this link under the tab "Agenda": AGENDA

Booking 1x1 Meetings with NXT

If you would like to book a 1x1 investor meeting with NXT, please registered here: REGISTER. 1x1 meetings will be scheduled and conducted in person at the conference venue: Arcadian Loft in Downtown Toronto, ON.

About Planet MicroCap

Planet MicroCap is a global multimedia financial news, publishing and events company for the MicroCap investing community. We have cultivated an active and engaged audience of folks that are interested in learning about and to stay ahead of the curve in the Microcap space.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT. NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Michael Baker

Investor Relations

302, 3320 - 17th AVE SW

Calgary, AB, T3E 0B4

+1 403 264 7020

nxt_info@nxtenergy.com

www.nxtenergy.com

SOURCE: NXT Energy Solutions, Inc.